Exhibit (h)(13)

AMENDMENT NO. 2

TO AMENDED AND RESTATED

TRANSFER AGENCY AND SERVICE AGREEMENT

(Thrivent Mutual Funds)

Thrivent Mutual Funds (“TMF”) and Thrivent Financial Investor Services Inc. (“TFISI”) hereby agree that, with respect to the AMENDED AND RESTATED TRANSFER AGENCY AND SERVICE AGREEMENT, dated as of January 1, 2018, as amended, by and between TMF and TFISI (the “Agreement”), effective January 1, 2019, the Agreement is amended as follows:

1.	Section 2.01 of the Agreement is deleted in its entirety and replaced with the following:

2.01 For performance by the Transfer Agent pursuant to this Agreement, the Trust agrees to pay the Transfer Agent annual maintenance fees for each Shareholder account or the omnibus assets of each Class of the Funds as agreed to by the Trust and the Transfer Agent. The Trust will pay the Transfer Agent a fee as described in Schedule B hereto for the services provided pursuant to this Agreement. The maintenance fees during each calendar month shall be paid to the Transfer Agent monthly in arrears. Such fees, out-of-pocket expenses and advances identified under Section 2.02 below may be changed from time to time subject to mutual agreement between the Trust and the Transfer Agent.

2.	Schedule B to the Agreement is deleted in its entirety and replaced with Exhibit A to this Amendment.

THRIVENT MUTUAL FUNDS	THRIVENT FINANCIAL
INVESTOR SERVICES INC.

By: /s/ David S. Royal	By: /s/ Kathryn A. Stelter

David S. Royal	Kathryn A. Stelter
President and Chief Investment Officer	Vice President and Chief Operations Officer

ATTEST:	ATTEST:

By: /s/ Michael W. Kremenak	By: /s/ Michael W. Kremenak

EXHIBIT A

SCHEDULE B

Type of Account

Direct Accounts (annual fee)	$21.50 per account

Omnibus Accounts (annual rate)	13 basis points on average daily net assets